

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2019

Nirajkumar Patel
Chief Executive Officer
Quick Start Holdings, Inc.
401 N. Wickham Road, Suite 130
Melbourne, FL 32935

> **Re: Quick Start Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed March 25, 2019**
> **File No. 000-56016**

Dear Mr. Patel:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 1, 2019 letter.

Amendment No. 2 to Form 10

Prior and Current Shell Company Experience of Former Management and Former Majority Stockholder, page 10

1.   We reissue prior comment 2. Your response explains why you believe that NL One was not a "blank check company;" however, you should disclose in the filing that NL One was a "shell company" as defined in Rule 12b-2 of the Exchange Act. Please revise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact James Giugliano at 202-551-3319 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining